EXHIBIT 1

Friday, May 7, 2004

FOR IMMEDIATE RELEASE

Enerplus Resources Fund

TSX  -  ERF.un

NYSE  -  ERF

ENERPLUS ANNOUNCES FIRST QUARTER RESULTS

Enerplus Resources Fund is pleased to announce the results from operations for the three months ended March 31, 2004.

HIGHLIGHTS:

•      Production volumes during the quarter averaged 71,553 BOE/day, which is a new high and slightly ahead of forecast for the first quarter. We expect production to decline somewhat in the second quarter due to seasonal maintenance and turnaround programs on facilities. However, we continue to maintain our annual average production target of 68,300 BOE/day for 2004.

•      Cash distributions paid to unitholders were maintained quarter over quarter despite lower commodity prices that resulted in lower cash flow earned. Our payout ratio of 82% was higher than the same period last year, however, still within our target range of 75 – 90%.

•      Operating costs of $6.53 per BOE are in line with expectations. Robust industry activity will continue to place upward pressures on the cost of goods and services and therefore we maintain our 2004 operating cost estimate of $6.75 per BOE for the full year.

•      Development activity during the first quarter resulted in 58.5 net wells drilled, representing a strong start to our drilling program for the year. Capital spending totaled $36.8 million for the quarter and is in line with our full year expectation of $170 million.

•      On January 7, 2004, Enerplus closed the acquisition of Ice Energy Limited (“Ice Energy”). This acquisition gives us a significant position in the developing shallow natural gas area of Shackleton, Saskatchewan. With Ice Energy, we have added approximately 2,300 BOE/day of production, 95% of which is natural gas. We have also identified approximately 250 drilling locations that we expect will enable us to increase our net production to 3,000 BOE/day in 2005.

•      Steam injection commenced on our Joslyn Creek SAGD pilot project during the first quarter of 2004. Based upon the reserves assigned by the independent engineering study commissioned by our operating partner and in accordance with NI 51-101 (“National Instrument 51-101”) guidelines, Enerplus’ 16% working interest share of the SAGD reserves alone would equate to 47.6 million barrels of probable reserves or approximately 190% of our 2004 targeted production.

NEW CANADIAN ACCOUNTING REGULATIONS IMPACT NET INCOME

Enerplus adopted the new Canadian accounting rules regarding hedge accounting, unit based compensation and asset retirement obligations commencing in 2004. While these changes have no impact on the Fund’s cash flows or distributions payable to unitholders, they have impacted our net income calculation. Most notable is the inclusion in net income of unrealized gains and losses associated with financial contracts that no longer qualify for hedge accounting treatment. Enerplus maintains a commodity price risk management program designed to provide price protection on a portion of our future production.  Typically, a portion of the pricing upside is surrendered in return for protection against a significant downturn in prices.  The program is intended to provide a measure of stability to our cash distributions and support positive economic returns from our capital development and acquisition activities. Effective January 1, 2004 changes in the fair value of these contracts will be reflected in net income even though they are not yet realized. Previously these fair values were disclosed in the notes to the financial statements. We have provided a fulsome explanation of these changes in our Management’s Discussion and Analysis and financial statement notes included with this report. Unitholders will see that the Fund’s net income decreased by 52% over the same period last year with a large part of this decline due to application of these new accounting rules.

SELECTED FINANCIAL AND OPERATING RESULTS

For the three months ended March 31,	2004	2003

Average Daily Production
Natural gas (Mcf/day)	262,096	232,911
Crude oil (bbls/day)	23,248	24,500
NGLs (bbls/day)	4,622	4,574
Total (BOE/day) (6:1)	71,553	67,893

% Natural gas	61%	57%
Proved plus Probable Reserve life index (years) (1)	13.3	13.8

Average Selling Price Before Financial Contracts
Natural gas (per Mcf)	$6.10	$8.10
Crude oil (per bbl)	38.00	43.64
NGLs (per bbl)	29.73	36.34
US$ exchange rate	$0.76	$0.66

Selected Financial Results per BOE (4)
Oil & Gas Sales	$36.75	$46.01
Royalties	(7.52)	(9.45)
Financial Contracts	(2.16)	(3.92)
Operating Costs	(6.53)	(5.86)
General and Administrative	(1.04)	(0.99)
Management Fees	—	(0.40)
Interest and Foreign Exchange	(0.38)	(0.79)
Taxes	(0.24)	(0.23)
Restoration and Abandonment	(0.26)	(0.26)
Funds Flow from Operations (3)	$18.62	$24.11

Financial (000’s)
Net Income	$45,166	$94,836
Funds Flow from Operations(3)	121,239	147,283
Cash Distributed(2)	99,426	89,076
Cash Withheld for Debt Repayment	21,813	58,207
Debt Outstanding	378,427	494,643
Development Capital Spending	36,801	36,705
Acquisitions	133,076	187,441
Divestments	1,041	12,400

Financial per Unit
Net Income	$0.48	$1.14
Funds Flow from Operations (3)	1.28	1.77
Cash Distributed(2)	1.05	1.07
Cash Withheld for Debt Repayment	0.23	0.70
Payout Ratio	82%	60%

Debt/Trailing 12 Month Funds Flow Ratio(3)	1.0	x	1.5	x

(1) As at December 31 of prior year

(2) Calculated based on distributions paid or payable each month relating to the period

(3) See discussion in the Management’s Discussion and Analysis

(4) Non-cash amounts have been excluded

TRUST UNIT TRADING SUMMARY for the three months ended March 31, 2004	TSX ERF.un – (CDN$)	NYSE ERF – (US$)
High	$41.48	$31.45
Low	$34.50	$25.80
Close	$38.44	$29.31

2004 CASH DISTRIBUTIONS PER TRUST UNIT

Production Month	Payment Month	CDN$	US$

January	March	$0.35	$0.26
February	April	0.35	0.27
March	May	0.35	0.26	*
First Quarter Total		$1.05	$0.79

* Calculated using an exchange rate of 1.37 at May 5, 2004.

PROPOSED CANADIAN FEDERAL INCOME TAX AMENDMENTS

In March of 2004, the Canadian federal government proposed amendments to the Canadian Income Tax Act, which, if enacted in their present form, could have an impact on the Income Trust sector. The first proposal is an additional withholding tax applied to the return of capital portion of distributions paid to non-Canadian resident unitholders. Our non-resident unitholders are currently subject to an existing Canadian withholding tax on approximately 85% of the monthly distributions paid. This proposal would see the remaining 15% of the cash distribution also taxed at a rate of 15% representing an approximate 2.2% increase in the amount withheld from distributions paid to non-residents of Canada.

The second proposal is a requirement that could put some restrictions on the number of the Funds’ units that could be owned by non-residents. This change would require that Enerplus “not be maintained primarily for the benefit of non-residents” in order to maintain its mutual fund trust status. The legislation as proposed would give us until January 1, 2007, or well over two years, to meet this ownership restriction.  Enerplus’ current foreign ownership is estimated to be 64%.

The final budget proposal that could affect trusts relates to restrictions of ownership of “business income trusts” by Canadian pension funds. We do not believe we would be affected by this proposal as we believe we would qualify as a “resource royalty trust” that will not be subject to pension ownership restrictions. As this is still proposed legislation, we feel it would be premature to initiate changes to deal with these proposals until there is greater certainty around their final form and enactment. We are, however, assessing our options to deal with these proposals should they become enacted substantially in their current form.

OPERATIONS ACTIVITY

Development of Existing Assets

During the first quarter of 2004, Enerplus drilled 120 gross wells (58.5 net wells) with a 99% success rate. This level of development drilling represents the most active first quarter drilling in the Fund’s history. Our activities were primarily focused on our shallow gas assets at Bantry, Verger, Medicine Hat and Trochu and the waterflood project at Giltedge.

First Quarter Drilling Activity

	Crude Oil		Natural Gas		Service		Dry & Abandoned		Total Wells
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Operated	6.0	5.5	37.0	35.9	—	—	1.0	0.5	44.0	41.9

Non-Operated	18.0	1.0	57.0	15.5	1.0	0.1	—	—	76.0	16.6

Total	24.0	6.5	94.0	51.4	1.0	0.1	1.0	0.5	120.0	58.5

First Quarter Success Rate:   99%

Shallow Gas Development

During the first quarter of 2004, Enerplus continued its drilling activity in the shallow natural gas areas of southern Alberta. Thirty-two wells were drilled in the Bantry, Verger and Medicine Hat areas with 28 of those wells drilled as part of a program of high density drilling in this region. Results of this drilling will be determined once the wells are tied in and on production.  In addition to the drilling program, 24 older wells in the Bantry field were restimulated adding 750 Mcf/day to the Fund.  With the success of this program, an additional 36 wells will be restimulated in the second and third quarters of 2004. We plan to drill up to 240 operated wells on our shallow natural gas resource base in 2004 and have allocated approximately $38 million for these activities.

Waterflood Development

During the first quarter of 2004, much of the capital program was focused on our Giltedge property. Plans to expand the central facilities were finalized and construction work will commence late in the second quarter following regulatory approval. We commenced our infill drilling program with four wells drilled during the quarter which we expect to tie-in during the second quarter. We will continue our work with an additional eight infill wells scheduled for drilling in the latter part of the year. In addition to the development work at Giltedge, water injection facilities at Gleneath are being modified to improve injection capacity.  Additional development drilling and facilities optimization work will commence in the third quarter at Medicine Hat Glauconitic C Pool Unit 1, Joarcam, Pembina 5 Way and Silver Heights to enhance production levels and expand and optimize waterflood projects.  This activity will provide improved production rates in the short term and enhance oil recovery from these reservoirs over the longer term. Approximately $35 million of capital investment has been allocated to this asset base in 2004.

Joint Venture Development

Enerplus continues to create significant value through its participation in a variety of development projects operated by industry partners.  Most notable to date has been our capital investment in foothills/deep basin natural gas development with the drilling of approximately 15 gross wells. Enerplus will invest approximately $2.0 million to expand the gathering system in the Benjamin to add approximately 3 MMcf/day of additional processing capacity that will facilitate additional development of the Benjamin field in 2005. The acquisition of Ice Energy in January has provided Joint Venture exposure to the shallow natural gas development opportunities in the Shackleton area of southwest Saskatchewan with 17 gross wells (8.5 net) drilled in the first quarter.  Enerplus has identified approximately $20 million of capital investment opportunity for 2004 on the Joint Venture assets acquired through Ice Energy.

Joslyn Creek Project

During the first quarter, start up of the phase one pilot project at Joslyn Creek  (Oil Sands Lease #24) commenced with steam injection. We expect our net share of production from this initial pilot phase to reach 100 BOE/day in 2005 when the full effects of steam injection and recovery are realized. Concurrent with this pilot project, our operating partner will be pursuing approval and execution of the next phase of the development targeting to produce 10,000 BOE/day of gross production (1,600 BOE/day net) in 2007. Enerplus will invest approximately $7 million during 2004 in respect of our interest in Joslyn Creek.

On April 1, 2004, Deer Creek Energy Limited, the operator of the Joslyn Creek project, obtained the results of certain reserves and resource studies on the project. With respect to the SAGD potential on the lease and in accordance with NI 51-101, the studies confirm the presence of significant quantities of commercially recoverable bitumen on the lease. An independent reserve evaluation effective January 1, 2004 has attributed 298 MMBOE of gross probable reserves to the SAGD portion of the lease. This results in 47.6 MMBOE of probable reserves attributable to Enerplus’ 16% working interest. These SAGD reserve volumes were not contained in the Fund’s 2003 year-end reserve volumes but will be included in our 2004 year-end reserve report pending a review of the 2004 results of phase one SAGD pilot project.

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

The following discussion and analysis of financial results is dated May 5, 2004 and is to be read in conjunction with:

•      the MD&A and audited consolidated financial statements as at and for the years ended December 31, 2003 and 2002; and

•      the unaudited interim consolidated financial statements as at and for the three months ended March 31, 2004 and 2003.

All amounts are stated in Canadian dollars unless otherwise specified.  All references to notes are to those included with the consolidated financial statements. In accordance with Canadian practice, production volumes, reserve volumes and revenues are reported on a gross basis, before deduction of Crown and other royalties, unless otherwise stated.  Where applicable, natural gas has been converted to barrels of oil equivalent (“BOE”) based on 6 Mcf:1 BOE.  The BOE rate is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.  Use of BOE in isolation may be misleading.

Throughout the MD&A, we use the term funds flow from operations (“funds flow”) and cash available for distribution.  These terms as presented do not have any standardized meaning as prescribed by Canadian generally accepted accounting principles (“GAAP”), and therefore they may not be comparable with the calculation of similar measures for other entities.  Funds flow as presented is not intended to represent operating cash flows or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with GAAP.  Funds flow is used by management to analyze operating performance, leverage and liquidity.  All references to funds flow throughout this report are based on cash flow from operating activities before changes in non-cash working capital.  Cash available for distribution is calculated using funds flow less cash withheld for acquisitions and capital expenditures.

ACCOUNTING CHANGES

Enerplus’ financial statements for the first quarter of 2004 reflect a number of new accounting rules introduced by the Canadian Institute of Chartered Accountants (“CICA”).  The implementation of these new pronouncements may impact the comparability of financial results.

Hedging Relationships

Effective January 1, 2004, the Fund prospectively adopted CICA Accounting Guideline 13, “Hedging Relationships”.  This guideline establishes conditions where hedge accounting may be applied.  Under the new guideline, the 3-way financial contracts used to mitigate the effect of changes in oil and natural gas prices as described in Note 10 no longer qualify as hedges for accounting purposes.  We previously accounted for these 3-way financial contracts as hedges in accordance with accepted practice at that time.  The principal difference in not applying hedge accounting to these contracts is that any gain or loss calculated on a current market basis will be reflected in net income whether or not it has been realized.  As commodity prices move up or down over the life of these contracts, re-evaluations of the fair value will be calculated and any changes in the fair value will be reflected in net income as a gain or loss.  Prior to implementing this change only realized gains or losses on these contracts were reflected in net income.

The Fund’s income for the three months ended March 31, 2004 has decreased by $26.7 million ($17.7 million net of tax) as a result of adopting this new standard.  A summary of the effects of adopting this standard is provided in Notes 2 and 3.

As this accounting policy has been applied prospectively, there has been no effect on prior periods.  Since the 2003 financial statements do not reflect the new “Hedging Relationship” rules, comparability with current results is difficult.  The unrealized gains and losses have no impact on Enerplus’ cash flow.

Asset Retirement Obligations

Effective January 1, 2004, Enerplus retroactively adopted CICA 3110, “Asset Retirement Obligations”.  Under this standard, the Fund estimates its total future asset retirement obligation based on its net ownership interest in all wells and facilities, estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods.  Previously, we had recognized a provision for future site reclamation and abandonment costs calculated on the unit-of-production method over the life of the petroleum and natural gas properties based on total estimated proved reserves and the estimated total future liability.

As a result of this change, net income for the three months ended March 31, 2004 decreased by $0.2 million (2003 - $nil).  This change represents the difference between the depletion and accretion recorded and the amortization of future site restoration that would have been recorded under the unit-of-production method.  A summary of the effects of adopting this standard is provided in Notes 2 and 4.

Unit Based Compensation

We adopted the CICA accounting policy for unit based compensation during the year ended December 31, 2003 in accordance with early adoption provisions.  The comparative financial statements have been restated to reflect the unit based compensation expense relating to the three months ended March 31, 2003.  This change resulted in $nil being recorded during the first quarter of 2003.

OVERVIEW

Funds flow from operations and net income decreased $26.0 million as a result of lower oil and natural gas prices and a higher CDN$/US$ exchange rate during the first quarter of 2004 compared to 2003.  Net income was $49.7 million lower during the three months ended March 31, 2004 reflecting the same impact from lower commodity prices and the CDN$/US$ exchange and the additional impact of the new accounting pronouncements.

During the first quarter of 2004 we expensed $26.7 million in non-cash costs associated with oil and gas financial contracts that no longer qualify for hedge accounting.  This accounting change was not applied retroactively to earnings in 2003 and therefore is not reflected in the comparative results for 2003.

RESULTS OF OPERATIONS

Production

Daily production for the three months ended March 31, 2004 averaged 71,553 BOE/day, 5% higher than production volumes of 67,893 BOE/day for the first quarter of 2003.  This increase can be attributed to additional volumes resulting from the PCC Energy acquisition which closed on March 5, 2003, additional production from development activities, and the acquisition of Ice Energy Limited (“Ice Energy”) which closed on January 7, 2004.

We continue to target average annual production of 68,300 BOE/day for 2004. This estimate is before the effects of any further acquisitions or divestments that may occur during the year.  Although production levels are slightly ahead of forecast for the first quarter, we expect moderate production delays in May and June due to scheduled plant maintenance turnarounds.

Enerplus’ average production during the first quarter was weighted 61% natural gas and 39% liquids on a per BOE basis.  Average production volumes are outlined as follows:

Daily Production Volumes	Three months ended March 31,		% Change
	2004	2003
Natural gas (Mcf/day)	262,096	232,911	13
Crude oil (bbls/day)	23,248	24,500	(5)
Natural gas liquids (bbls/day)	4,622	4,574	1
Total production (BOE/day)	71,553	67,893	5

Pricing

The AECO monthly index price for natural gas decreased 17% from $7.92/Mcf in 2003 to $6.61/Mcf in 2004, and the NYMEX price decreased 25% after adjusting for the change in the US$ exchange rate.  In comparison, we realized a 25% decrease in the average price received on natural gas from $8.10/Mcf for the three months ended March 31, 2003 to $6.10/Mcf for the same period in 2004.  A portion of our natural gas production is sold into the US market directly or through the aggregator netback pools.  In the first quarter of 2003, the US markets were paying premium prices relative to historic levels, however in the first quarter of 2004 these markets returned to normal levels, which is slightly below the AECO index price.

The average price we received for our crude oil decreased 13% from CDN$43.64/bbl for the first quarter of 2003 to CDN$38.00/bbl for the same period in 2004.   This compares to a 10% decrease in the price of benchmark West Texas Intermediate (WTI) crude oil after adjusting for the change in the US$ exchange rate.  The Fund realized a lower crude oil price than the exchange-adjusted WTI benchmark because of a wider basis differential on light oil and a wider quality differential on heavier crude compared to those of the first quarter of 2003.

Average Selling Price (before the effects of commodity derivative instruments)	Three Months ended March 31,		% Change
	2004	2003
Natural gas (per Mcf)	$6.10	$8.10	(25)
Crude oil (per bbl)	$38.00	$43.64	(13)
Natural gas liquids (per bbl)	$29.73	$36.34	(18)
Per BOE	$36.75	$46.01	(20)

Average Benchmark Pricing	Three Months ended March 31,		% Change
	2004	2003
AECO (30 day) natural gas (per Mcf)	$6.61	$7.92	(17)
NYMEX natural gas (US$ per Mcf)	$5.69	$6.60	(14)
NYMEX natural gas: C$ equivalent (C$ per Mcf)	$7.49	$10.00	(25)
WTI crude oil (US$ per bbl)	$35.15	$33.86	4
WTI crude oil: C$ equivalent (C$ per bbl)	$46.25	$51.30	(10)
CDN$/US$ exchange rate	$0.76	$0.66	15

The Canadian dollar strengthened 15% against the US dollar for the first quarter of 2004 compared to the same period in 2003.  As most of Enerplus’ crude oil and a portion of its natural gas is priced in reference to US dollar denominated benchmarks, this movement in the currency rate reduced the prices that would have otherwise been realized.

Risk Management

Enerplus maintains a commodity price risk management program designed to provide price protection on a portion of our future production.  Typically, a portion of the pricing upside is surrendered in return for protection against a significant downturn in prices.  The program is intended to provide a measure of stability to our cash distributions and support positive economic returns from our capital development and acquisition activities.

The method we use to report the effects of our commodity price risk management program has changed to reflect the new accounting pronouncements regarding hedging relationships, which we have adopted prospectively as of January 1, 2004.   The following table summarizes the effects that our financial contracts have had on income for the three months ended March 31, 2004.

	2004		2003
Commodity Derivative Instruments	($ Millions)	(Per BOE)	($ Millions)	(Per BOE)
Financial contracts not qualifying for hedge accounting:
Change in fair value – other financial contracts	$21.3	$3.26	$—	$—
Amortization of deferred financial assets	5.4	0.83	—	—
Cash costs of financial contracts	9.7	1.50	—	—
	$36.4	$5.59	$—	$—
Financial contracts qualifying for hedge accounting:
Cash costs of financial contracts	4.3	0.66	23.9	3.92
Total cost of financial contracts	$40.7	$6.25	$23.9	$3.92

The unrealized cost of financial contracts of $21.3 million represents the change in the fair value of financial contracts not qualifying for hedge accounting for the three months ended March 31, 2004.  Future changes in the fair value of these contracts, which will increase or decrease net income, are dependent on forward prices at the end of each period and cannot be readily predicted.  The $21.3 million in unrealized costs represents a non-cash charge to earnings.  During the comparable period for 2003, these contracts were considered hedges and no related costs were expensed.

The amortization of deferred financial assets is also a result of our adopting the new accounting rules for hedging relationships.  Upon adoption on January 1, 2004, all of our 3-way financial contracts ceased to qualify for hedge accounting.  As a result, we recorded a deferred financial asset representing the fair value of these contracts on that day.  We are amortizing this asset to income over the life of the underlying contracts for which the deferred asset relates.  The asset has been included in deferred charges at March 31, 2004.  Amortization of this asset for the three months ended March 31, 2004 was $5.4 million representing another non-cash charge to earnings.  In 2003 these contracts were considered hedges and no amortization was incurred.

Furthermore, due to the new accounting for hedging relationships, the cash costs associated with financial contracts that qualify for hedge accounting are segregated from the costs of financial contracts that do not qualify for hedge accounting.  During the first quarter of 2004, we realized a cash cost of $9.7 million with respect to financial contracts that do not qualify for hedge accounting as the prices for natural gas and oil exceeded the ceiling price limits on many of our three-way contracts.  Cash costs for financial contracts that do qualify for hedge accounting were $4.3 million (2003 - $23.9 million) for the three months ended March 31, 2004. Prior to January 1, 2004, all of our financial contracts qualified for hedge accounting.  As a result of the change, the cash costs of financial contracts qualifying for hedge accounting has significantly decreased for the three months ended March 31, 2004, compared to the same period in 2003, because our three-way crude oil and natural gas contracts no longer qualify for hedge accounting.

Neither the change in fair value of financial contracts, nor the amortization of the deferred financial asset impacts our funds flow from operations.  During the comparative period in 2003 these contracts were considered hedges and no costs were expensed.

Enerplus’ commodity risk management positions are fully described in Note 10.  The following is a summary of the physical and financial contracts in place:

Physical & Financial Contracts	Contracted gas volumes (MMcf/day)	% of estimated gas production net of royalties	Contracted oil volumes (bbls/day)	% of estimated oil production net of royalties
Remainder of 2004	82.8	42	13,066	73
First half of 2005	57.0	28	7,500	43
Second half of 2005	54.2	27	4,500	26

Revenues

Crude oil and natural gas revenues were $239.3 million for the three months ended March 31, 2004, a decrease of $41.8 million or 15% compared to $281.1 million reported for the same period in 2003.  The decrease in revenues was due primarily to the decline in commodity prices and the strengthening Canadian dollar against the US dollar. The decrease was partially offset by increased natural gas production as a result of the acquisition of Ice Energy on January 7, 2004.

Analysis of sales revenue ($ millions)	Crude Oil	NGLs	Natural Gas	Total
Quarter ended March 31, 2003	$96.3	$14.9	$169.9	$281.1
Price variance	(12.0)	(2.7)	(46.9)	(61.6)
Volume variance	(3.9)	0.3	23.4	19.8

Quarter ended March 31, 2004	$80.4	$12.5	$146.4	$239.3

Royalties

Royalties decreased to $49.0 million (or 20% of oil and gas sales) for the three months ended March 31, 2004 compared to $57.7 million (or 21% of oil and gas sales) for the three months ended March 31, 2003.  The decline in royalties is consistent with our revenue analysis and is due to lower commodity prices offset by increased production volumes.  We expect royalties to remain at approximately 20% of oil and gas sales during 2004.

Operating Expenses

For the three months ended March 31, 2004 operating expenses were $42.5 million or $6.53/BOE compared to $35.8 million or $5.86/BOE for the first quarter of 2003 and $6.73/BOE for the year ended 2003.  We experienced higher well servicing costs during the first quarter of 2004, and continue to encounter cost pressures related to high levels of activity within the oil and gas industry similar to the second half of 2003.  We continue to expect operating costs to average approximately $6.75/BOE during 2004.

General and Administrative Expenses

General and administrative (“G&A”) expenses totaled $7.1 million or $1.10/BOE for the three months ended March 31, 2004 compared to $6.0 million or $0.99/BOE for the same period in 2003. The $0.7 million increase in actual G&A costs for the first quarter of 2004, compared to the same period in 2003, was primarily due to cost estimates for the executive incentive and retention plan, increased technical staff requirements and compliance costs associated with recent regulatory requirements.

The non-cash charge included in G&A of $0.4 million or $0.06/BOE during the first quarter of 2004 compared to $nil during 2003 relates to our trust unit rights incentive plan for rights issued after January 1, 2003.  This charge is based on the excess of the trust unit price at March 31, 2004 of $38.44 over the exercise price of the rights.

The following table summarizes the cash and non-cash expenses recorded in G&A:

General and Administrative Costs ($ millions)	2004	2003
Cash	$6.7	$6.0
Trust unit rights incentive plan (non-cash)	0.4	—
Total G&A	$7.1	$6.0

We continue to expect G&A costs to average approximately $1.15/BOE for 2004.

Interest Expense

Interest expense for the three months ended March 31, 2004 decreased to $4.0 million from $4.7 million during the same period of 2003.  The decrease is a result of lower average debt outstanding combined with lower interest rates during the period. Canadian prime interest rates decreased by 50 basis points during the first quarter of 2004 and a further 25 basis points during April 2004.  At March 31, 2004, 39% of Enerplus’ debt was based on fixed interest rates while 61% was floating.  These instruments are more fully described in Note 10.

Foreign Exchange

We experienced a foreign exchange loss of $1.1 million during the three months ended March 31, 2004 compared to $0.2 million in 2003.  An unrealized foreign exchange loss of $1.0 million resulted from translation of the US$54 million senior unsecured notes.  The remainder arose from losses realized on day-to-day transactions denominated in U.S. dollars.  See Note 8.

Depletion, Depreciation, Amortization and Accretion

Depletion, depreciation, amortization and accretion (“DDA&A”) increased to $73.4 million or $11.27/BOE for the three months ended March 31, 2004 from $56.3 million or $9.22/BOE for the same period in 2003 and $9.67/ BOE for the year ended 2003. As a result of the adoption of the new accounting policy related to asset retirement obligation, accretion expense of $1.0 million or $0.16/BOE is included during the first quarter 2004.  Higher production volumes during the first quarter of 2004 and the capitalized asset retirement cost recorded during 2004 have increased the total amount of DDA&A expense.

No impairment of the Fund’s assets existed at March 31, 2004 using year-end reserves updated for acquisitions and divestitures and management’s estimates of future prices.

Taxes

For the three months ended March 31, 2004, a future income tax recovery of $23.7 million was recorded in income as compared to a recovery of $2.3 million for the same period in 2003.  The increase in the tax recovery is mainly a result of legislative changes to reduce future income tax rates.

Future income taxes arise from differences between the accounting and tax bases of the operating companies’ assets and liabilities, however the Fund is structured to transfer both the income and income tax liability to the unitholders.

Selected Financial Results per BOE

Three months ended March 31, ($/BOE production)	2004	2003
Production per day (BOE)	71,553	67,893
Weighted average sales price	$36.75	$46.01
Royalties	(7.52)	(9.45)
Financial contracts	(6.25)	(3.92)
Add back: Non cash financial contracts	4.09	—

Three months ended March 31, ($/BOE production)	2004	2003
Operating costs	(6.53)	(5.86)
General and administrative	(1.10)	(0.99)
Add back: Non-cash G&A expense (trust unit rights)	0.06	—
Management fees	—	(0.40)
Interest expense, net of interest and other income	(0.37)	(0.76)
Foreign exchange loss	(0.16)	(0.03)
Add back: Non-cash foreign exchange loss	0.15	—
Capital taxes	(0.24)	(0.23)
Restoration and abandonment cash costs	(0.26)	(0.26)
Funds flow from operations	18.62	24.11
Restoration and abandonment cash costs	0.26	0.26
Non-cash items:
Depletion, depreciation, amortization and accretion	(11.27)	(9.22)
Financial contracts	(4.09)	—
G&A expense (trust unit rights)	(0.06)	—
Foreign exchange	(0.15)	—
Future income tax recovery	3.63	0.37
Total net income per BOE	$6.94	$15.52

Net Income and Funds Flow From Operations

Net income for the three months ended March 31, 2004 was $45.2 million or $0.48 per trust unit compared to $94.8 million or $1.14 per trust unit in 2003.  The decrease in net income was primarily due to changes in accounting for our 3-way financial contracts, unit based compensation and asset retirement obligations (as described in Notes 2, 3 and 4).  Commodity prices were lower compared to the first quarter of 2003, however a future tax recovery as a result of tax rate reductions partially offset this decline in net income.

Funds flow from operations was $121.2 million for the three months ended March 31, 2004 or $1.28 per trust unit compared to $147.3 million or $1.77 per trust unit for the same period in 2003.  This decrease in funds flow from operations is a result of lower commodity prices, partially offset by higher production volumes, during the first quarter of 2004 compared to the same period in 2003.

Cash Available for Distribution

We make monthly cash distributions to our unitholders based upon net funds flow from our crude oil and natural gas operations.  A portion of this funds flow is typically withheld to fund acquisition and development activities.  For the three months ended March 31, 2004, Enerplus generated $121.2 million in funds flow from operations, of which $99.4 million ($1.05 per trust unit) was paid or declared payable to unitholders, representing 82% of funds flow.  The remaining $21.8 million ($0.23 per trust unit) or 18% of funds flow was retained.

We monitor the distribution payout policy with respect to forecast funds flows, debt levels and spending plans.   The level of cash retained typically varies between 10% and 25% of annual funds flow, however we are prepared to adjust the payout levels in an effort to balance the investor’s desire for distributions with the Fund’s requirement to maintain a prudent capital structure.

The following table reconciles Enerplus’ funds flow from operations with the cash available for distribution to unitholders.

Reconciliation of Cash Available for Distribution for the Period ($ millions, except per trust unit amounts)	Three months ended March 31,
	2004	2003
Funds flow from operations	$121.2	$147.3
Cash withheld for debt reduction	(21.8)	(58.2)
Cash available for distribution	$99.4	$89.1
Cash available for distribution per trust unit	$1.05	$1.07

Capital Expenditures

During the three months ended March 31, 2004, Enerplus spent $168.8 million on acquisitions and capital expenditures net of divestitures compared to $211.7 million during the same period in 2003.

Capital Expenditures ($ millions)	Three months ended March 31,
	2004	2003

Development expenditures	$27.4	$30.3
Plant and facilities	9.3	6.0
Sub-total	36.7	36.3
Office	0.1	0.4
Sub-total	36.8	36.7
Acquisitions of oil and gas properties	0.9	21.6
Corporate acquisitions	132.2	165.8
Dispositions of oil and gas properties	(1.1)	(12.4)
Total Net Capital Expenditures	$168.8	$211.7

Enerplus spent $36.7 million on development drilling and facilities for the three months ended March 31, 2004 compared to $36.3 million during the same period in 2003.  We drilled 58.5 net wells with a 99% success rate during the quarter focusing primarily on our shallow gas operated properties (35.9 net wells) and partner-operated natural gas projects (15.5 net wells).  In addition, further waterflood development was carried out to improve oil recovery at our Giltedge property.

The Fund acquired all of the outstanding shares of Ice Energy on January 7, 2004 for cash consideration of $132.2 million.  The excess of the consideration paid over the tax pools of $46.7 million associated with Ice Energy assets resulted in the recording of goodwill and future taxes of $29.7 million.  See Note 7 for further disclosure of the purchase equation.  In addition, property acquisitions of $0.9 million and divestments of $1.1 million were completed during the quarter compared to $21.6 million of acquisitions and $12.4 million of divestments during 2003.

Liquidity and Capital Resources

Long-term debt at March 31, 2004 was $378.4 million, which includes $39.3 million of bank indebtedness and $339.1 million of senior unsecured notes.  The $40.3 million increase from December 31, 2003 is primarily a result of the acquisition of Ice Energy and capital expenditures, partially offset by cash withheld from operations.

Financial Leverage and Coverage Ratios	Three months ended March 31, 2004		Year ended December 31, 2003

Long-term debt to EBITDA	1.0	x	0.6	x
EBITDA to interest expense	20.7	x	22.6	x
Long-term debt to long-term debt plus equity	17%		12%

Long-term debt is measured net of cash.

We use EBITDA to determine the ability of the Fund to generate cash from operations.  It is calculated from the consolidated statement of income as revenue less operating expenses, general and administrative expenses, management fees and internalization costs.  This measure does not have any standardized meaning as prescribed by GAAP and may not be comparable to similar measures presented by other entities.

At March 31, 2004, Enerplus’ total borrowing base limit was $850 million consisting of senior unsecured notes of $341.1 million and bank facilities of $508.9 million.  The bank facilities consist of a demand operating line of $31.7 million and a $477.2 million, 364-day revolving committed facility with a two-year term.  Effective May 2004 our borrowing base will increase to $1.0 billion to reflect the additional value of our oil and natural gas reserves.  In the event that the revolving bank line is not extended, no principal payments are required during the first year of the term period, although we would be required to maintain certain minimum balances on deposit with the syndicate agent.

Based on the debt outstanding at March 31, 2004 and subsequent to the increase in the borrowing base we will have $619.6 million of available borrowing capacity.  We have adequate liquidity to fund future working capital and planned capital expenditures during 2004 through a combination of cash flow from operations and debt.  Our 2004 capital budget is discretionary and can be revised downwards in the event of a significant commodity price downturn or other economic event.  Payments with respect to the bank credit facilities and senior unsecured notes have priority over future distributions and claims paid to unitholders.

Commitments

There were no material changes to our commitments at March 31, 2004 compared to December 31, 2003.

Trust Unit Information

We had 94,687,000 trust units outstanding at March 31, 2004, compared to 83,219,000 trust units at March 31, 2003.  The weighted average number of trust units outstanding during the first quarter of 2004 was 94,492,000 (2003 – 83,085,000).

During the three months ended March 31, 2004 338,000 trust units were issued pursuant to the Trust Unit Monthly Distribution Reinvestment and Unit Purchase Plan (“DRIP”) and the trust unit options and rights plans compared to 327,000 during the same period in 2003.  As a result, $9.5 million in additional equity was recorded by the Fund during the first quarter of 2004 compared to $8.2 million during the first quarter of 2003.  For further details see Note 5.

Taxability of Distributions

Canadian Taxpayers

Enerplus estimates that approximately 85% of the distributions paid to Canadian unitholders in 2004 will be taxable and the remaining 15% will be treated as a tax deferred return of capital.  Actual taxable amounts could vary depending on actual distributions which are dependant upon production, commodity prices and funds flow experienced during the remainder of the year.

U.S. Taxpayers

Enerplus estimates that approximately 85% of the distributions paid to US unitholders in 2004 will be taxable and the remaining 15% will be treated as a tax deferred return of capital.  Actual taxable amounts could vary depending on actual distributions which are dependant upon production, commodity prices and funds flow experienced during the remainder of the year.

The taxable portion of the cash distribution is considered to be a dividend for US tax purposes.  For most US taxpayers this should be a “Qualified Dividend” eligible for the reduced tax rate.

Canadian Federal Government Budget Proposals

On March 23, 2004 the Canadian Federal Budget proposed that a Canadian withholding tax be applied to the return of capital portion of distributions made after 2004 to non-residents investors.  If the budget amendment is passed as proposed, all distributions made after 2004 to US investors will be subject to a 15% withholding tax.  US taxpayers may be eligible for a foreign tax credit with respect to the Canadian withholding taxes paid.

Another proposed budget amendment would effectively eliminate the exception relied upon by Enerplus regarding non-resident ownership restrictions.  The proposed amendment would require Enerplus to comply by 2007 with the requirement that it is “not to be maintained primarily for the benefit of non-residents”.  Enerplus is reviewing various alternatives to mitigate the impact of this proposed amendment and has until January 1, 2007 to pursue and implement such strategies.

Additional information

Additional information relating to Enerplus Resources Fund, including the Fund’s Annual Information Form, is available under the Fund’s profile on the SEDAR website at www.sedar.com

Forward-Looking Statements

This discussion and analysis contains forward-looking statements relating to future events or future performance. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expects”, “projects”, “plans”, “anticipates” and similar expressions. These statements represent management’s expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. Undue reliance should not be placed on these forward-looking statements which are based upon management’s assumptions and are subject to known and unknown risks and uncertainties, including the business risks discussed above, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. Enerplus undertakes no obligation to update publicly or revise any forward-looking statements contained herein and such statements are expressly qualified by this cautionary statement.

ENERPLUS RESOURCES FUND

CONSOLIDATED BALANCE SHEETS

(Thousands of Canadian dollars) (Unaudited)	March 31, 2004	December 31, 2003
		(Restated, Note 2)
ASSETS
Current assets
Cash	$—	$80,416
Accounts receivable	73,728	71,304
Other current	4,963	13,412
	78,691	165,132

Property, plant and equipment (Note 6)	2,590,715	2,494,518
Goodwill (Note 7)	29,651	—
Deferred charges (Notes 2 and 3)	17,675	2,115

	$2,716,732	$2,661,765

LIABILITIES
Current liabilities
Accounts payable	$112,188	$100,449
Distributions payable to unitholders	33,153	33,022
	145,341	133,471

Long-term debt	378,427	338,117
Future income taxes	289,281	283,292
Asset retirement obligation (Notes 2 and 4)	63,525	63,936
Deferred credits (Notes 2 and 3)	43,672	1,942
	774,905	687,287

EQUITY
Unitholders’ capital (Note 5)	2,521,014	2,511,375
Accumulated income	762,987	717,821
Accumulated cash distributions	(1,487,515)	(1,388,189)
	1,796,486	1,841,007

	$2,716,732	$2,661,765

Number of Trust Units outstanding (thousands)	94,687	94,349

ENERPLUS RESOURCES FUND

CONSOLIDATED STATEMENTS OF INCOME

(Thousands of Canadian dollars, except per unit amounts)	Three Months Ended March 31
(Unaudited)	2004	2003
		(Restated, Note 2)
REVENUES
Oil and gas sales	$239,296	$281,108
Royalties	(48,988)	(57,739)
Derivative instruments (Notes 2, 3 and 10)
Financial contracts - qualified hedges	(4,288)	(23,946)
Other financial contracts	(36,420)	—
Interest and other income	1,575	88
	151,175	199,511

EXPENSES
Operating	42,535	35,779
General and administrative	7,138	6,034
Management fees	—	2,422
Interest on long-term debt	3,959	4,681
Foreign exchange loss (Note 8)	1,059	177
Depletion, depreciation, amortization and accretion	73,373	56,341
	128,064	105,434

Income before taxes	23,111	94,077
Capital taxes	1,607	1,529
Future income tax recovery (Note 9)	(23,662)	(2,288)
NET INCOME	$45,166	$94,836

Net income per trust unit
Basic	$0.48	$1.14

Diluted	$0.48	$1.14

Weighted average number of trust units outstanding (thousands)
Basic	94,492	83,085
Diluted	94,717	83,301

CONSOLIDATED STATEMENTS OF ACCUMULATED INCOME

(Thousands of Canadian dollars)	Three Months Ended March 31
(Unaudited)	2004	2003
		(Restated, Note 2)
Accumulated income, beginning of period as previously reported	$690,046	$440,446
Adjustments due to change in accounting policy (Note 2)	27,775	29,329
Accumulated income, beginning of period after adjustments	717,821	469,775
Net income	45,166	94,836

Accumulated income, end of period	$762,987	$564,611

ENERPLUS RESOURCES FUND

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Thousands of Canadian dollars)	Three Months Ended March 31
(Unaudited)	2004	2003
		(Restated, Note 2)
OPERATING ACTIVITIES
Net income	$45,166	$94,836
Non cash items add/(deduct):
Depletion, depreciation, amortization and accretion	73,373	56,341
Non-cash financial contracts (Note 3)	26,704	—
Non-cash foreign exchange loss (Note 8)	978	—
Unit based compensation (Note 5)	359	4
Future income tax recovery	(23,662)	(2,288)
Site restoration and abandonment costs incurred	(1,679)	(1,610)
Funds flow from operations	121,239	147,283
Decrease in non-cash operating working capital	6,413	2,998

	127,652	150,281
FINANCING ACTIVITIES
Issue of trust units, net of issue costs (Note 5)	9,280	8,089
Cash distributions to unitholders	(99,326)	(84,840)
Increase in bank credit facilities	39,332	132,914
Payment of related party note	—	(127)
Decrease in non-cash financing working capital	131	4,273
	(50,583)	60,309
INVESTING ACTIVITIES
Capital expenditures	(36,801)	(36,705)
Property acquisitions	(892)	(21,626)
Property dispositions	1,041	12,400
Corporate acquisitions, net of cash received (Note 7)	(121,171)	(165,815)
Decrease in non-cash investing working capital	338	808
	(157,485)	(210,938)

Change in cash	(80,416)	(348)
Cash, beginning of period	80,416	718
Cash, end of period	$—	$370

SUPPLEMENTARY CASH FLOW INFORMATION
Cash income taxes paid	$—	$—
Cash interest paid	$566	$1,279

CONSOLIDATED STATEMENTS OF ACCUMULATED CASH DISTRIBUTIONS

(Thousands of Canadian dollars)	Three Months Ended March 31
(Unaudited)	2004	2003
		(Restated, Note 2)
Accumulated cash distributions, beginning of period	$1,388,189	$1,015,613
Cash distributions to unitholders	99,326	84,840

Accumulated cash distributions, end of period	$1,487,515	$1,100,453

SELECTED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in thousands of Canadian dollars) (Unaudited)

1.             SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Enerplus Resources Fund (“Enerplus” or the “Fund”) have been prepared by management following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2003, with the exception of the changes discussed below and in Note 2.  The note disclosure requirements for annual statements provide additional disclosure to that required for these interim statements. Accordingly, these interim statements should be read in conjunction with the Fund’s consolidated financial statements for the year ended December 31, 2003. The disclosures provided below are incremental to those included in the 2003 annual consolidated financial statements. Prior year amounts have been adjusted to reflect current period presentation.

(a) Goodwill

The Fund, when appropriate, recognizes goodwill relating to corporate acquisitions when the total purchase price exceeds the fair value of the net identifiable assets and liabilities of the acquired companies. The goodwill balance is assessed for impairment annually at year-end or as events occur that could result in an impairment.  To assess impairment, the fair value of the Fund is compared to its book value.  If the fair value is less than the book value, a second test is performed to determine the amount of impairment.  The amount of impairment is measured by allocating the fair value to Enerplus’ identifiable assets and liabilities as if it had been acquired in a business combination for a purchase price equal to its fair value. If Enerplus’ fair value is less than its carrying value, a goodwill impairment loss is recognized in the period in which it occurs. Goodwill is stated at cost less impairment and is not amortized.

2.             CHANGES IN ACCOUNTING POLICIES

Hedging Relationships

Effective January 1, 2004, the Fund has adopted the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 13, “Hedging Relationships”.  The guideline establishes conditions where hedge accounting may be applied.  Where hedge accounting does not apply, any changes in the fair values of the financial contracts are taken into income in the period of change.  This policy has been adopted prospectively pursuant to the adoption provisions of Accounting Guideline 13, and therefore there is no effect on prior periods.

Previously, hedge accounting had been applied to all of the Fund’s financial contracts, which qualified as hedges for accounting purposes at that time.

As a result of this change, Enerplus’ deferred charges and deferred credits have increased by $15,609,000 and $42,313,000, respectively, as at March 31, 2004.  Net income decreased by $17,716,000 ($26,704,000 before a future tax recovery of $8,988,000) to reflect amortization of the deferred financial asset realized upon adoption as well as the unrealized costs on financial contracts that do not qualify for hedge accounting for the three months ended March 31, 2004. See Note 3.  The future income tax liability has also decreased by $8,988,000 as a result of this accounting change.  Basic and diluted per trust unit calculations for the three months ended March 31, 2004 decreased by $0.19 and $0.19, respectively, as a result of adopting this new policy.

Asset Retirement Obligations

Effective January 1, 2004, the Fund retroactively adopted CICA 3110, “Asset Retirement Obligations”.  The new standard requires the recognition of the liability associated with the future site reclamation costs of tangible long-lived assets.  The Fund estimates this liability based on the estimated costs to abandon and reclaim its net ownership interest in all wells and facilities and the estimated timing of the costs to be incurred in future periods.  The liability for future retirement obligations is to be recorded in the financial statements at the time the liability is incurred.

The Fund had previously provided for future site reclamation and abandonment costs on the unit-of-production method based on the remaining life of the proved reserves and the estimated total future liability.  This estimate was charged to income with the corresponding offset to the accumulated site restoration liability on the balance sheet.

As a result of this change, net income for the three months ended March 31, 2004 decreased by $235,000 ($355,000 before a future tax recovery of $120,000).  This amount represents the difference between the depletion and accretion recorded and the amortization of future site restoration that would have been recorded under the unit-of-production method.  The effect of this change on net income for the three months ended March 31, 2003 (restated for comparative purposes) is an increase of $3,000 ($4,000 before future taxes of $1,000). Basic and diluted per trust unit calculations were not affected as a result of this change.

The December 31, 2003 balance sheet has been restated to reflect the cumulative effects of adopting CICA 3110, as shown in the following table:

($ thousands)	As reported in the 2003 Annual Report	Change upon adoption of CICA 3110	As restated upon adoption of CICA 3110
Property, plant and equipment	$3,384,572	$63,554	$3,448,126
Accumulated depletion and depreciation	(936,207)	(17,401)	(953,608)
Net property, plant and equipment	2,448,365	46,153	2,494,518
Accumulated site restoration	60,335	(60,335)	—
Asset retirement obligation	—	63,936	63,936
Future income taxes	268,515	14,777	283,292
Accumulated income	$690,046	$27,775	$717,821

Unit Based Compensation

The CICA accounting policy for unit based compensation was adopted during the year ended December 31, 2003.  The comparative financial statements have been restated to reflect the unit based compensation expense relating to the three months ended March 31, 2003.  This change resulted in $4,000 being recorded in G&A.

3.             DEFERRED CHARGES AND DEFERRED CREDITS

Deferred Charges ($ thousands)
Deferred charges as at December 31, 2003 (1)	$2,115
Deferred financial asset recorded upon adoption of Accounting Guideline 13 (2)	21,015
Amortization of deferred financial assets	(5,406)
Amortization of issue costs	(49)
Deferred charges as at March 31, 2004	$17,675

(1)   Represents the unamortized balance of the senior unsecured notes issue costs.  These costs are being amortized over the life of the notes.

(2)   Represents the fair value of financial contracts on January 1, 2004 for which hedge accounting is no longer applied.  This deferred financial asset is to be amortized over the remaining lives of the associated financial contracts.

Deferred Credits ($ thousands)
Deferred credits as at December 31, 2003 (1)	$1,942
Deferred financial liability recorded upon adoption of Accounting Guideline 13 (2)	21,015
Change in fair value – Other financial contracts (3)	21,298
Amortization of deferred credits	(583)
Deferred credits as at March 31, 2004	$43,672

(1)   Represents the unamortized balance of deferred costs on financial contracts as of the date Enerplus Resources Fund was acquired by EnerMark Income Fund.  These deferred costs are being amortized over the remaining life of the financial contracts to which they relate, ending October 31, 2004.

(2)   Represents the fair value of financial contracts on January 1, 2004 for which hedge accounting is no longer applied.

(3)   Changes in the fair value of financial contracts that no longer qualify for hedge accounting are taken into income during the period as other financial contracts and reflected as an increase or decrease in the deferred financial liability.

The following table summarizes the income statement effects of other financial contracts:

Other financial contracts ($ thousands)	Three months ended March 31, 2004	Year ended December 31, 2003
Change in fair value	$21,298	$—
Amortization of deferred financial assets	5,406	—
Cash costs	9,716	—
Other financial contracts	$36,420	$—

4.             ASSET RETIREMENT OBLIGATION

The total future asset retirement obligation was estimated by management based on the Fund’s net ownership interest in all wells and facilities, estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods.  The Fund has estimated the net present value of its total asset retirement obligations to be $63,525,000 as at March 31, 2004 based on a total future liability of $235,529,000.  These payments are expected to be made over the next 66 years with the majority of costs incurred between 2015 and 2030.  The Fund’s credit adjusted rate of 6.5% and an inflation rate of 2.0% were used to calculate the present value of the asset retirement obligation.

Following is a reconciliation of the asset retirement obligation:

($ thousands)	Three months ended March 31, 2004	Year ended December 31, 2003
Asset retirement obligation, beginning of period	$63,936	$62,607
Increase in retirement obligations	229	3,850
Retirement obligations settled	(1,679)	(6,696)
Accretion expense (1)	1,039	4,175
Asset retirement obligation, end of period	$63,525	$63,936

(1)   Accretion expense is the charge resulting from the change in net present value of the asset retirement obligation as time passes.  Accretion expense for the three months ended March 31, 2003 was $1,018,000.

5.             FUND CAPITAL

(a)           Unitholders’ Capital

Authorized:  Unlimited Number of Trust Units

	Three months ended March 31, 2004		Year ended December 31, 2003
Issued: (thousands)	Units	Amount	Units	Amount
Balance, beginning of period	94,349	$2,510,011	82,898	$2,156,999
Redemption of units	—	(8)	(24)	(590)
Issued for cash:
Pursuant to public offerings	—	—	9,300	291,791
Pursuant to option and rights plans	258	6,323	893	21,438
Trust unit rights incentive plan (non-cash) – exercised	—	234	—	—
Distribution Reinvestment & Unit Purchase Plan	80	2,965	622	18,956
Issued for acquisition of Property interests	—	—	660	21,417
	94,687	2,519,525	94,349	2,510,011
Contributed surplus	—	1,489	—	1,364
Balance, end of period	94,687	$2,521,014	94,349	$2,511,375

	Three months ended March 31, 2004	Year ended December 31, 2003
Contributed surplus ($ thousands)	Amount	Amount
Balance, beginning of period	$1,364	$—
Trust unit rights incentive plan (non-cash) - exercised	(234)	—
Trust unit rights incentive plan (non-cash) - expensed	359	1,364
Balance, end of period	$1,489	$1,364

(b)           Trust Unit Rights Incentive Plan

As at March 31, 2004, a total of 1,949,000 rights were outstanding pursuant to the Trust Unit Rights Incentive Plan (“Rights Plan”) at an average exercise price of $30.84.  This represents 2.3% of the total trust units outstanding of which 482,000 rights with an average exercise price of $31.34 were exercisable.  Results for the three months ended March 31, 2004 reduced the exercise price of the outstanding rights by $0.37, effective July 2004.

Activity for the rights issued pursuant to the Rights Plan is as follows:

	Three months ended March 31, 2004		Year ended December 31, 2003
	Number of Rights (000’s)	Weighted Average Exercise Price (1)	Number of Rights (000’s)	Weighted Average Exercise Price (1)
Trust unit rights outstanding
Beginning of period	2,192	$30.05	2,028	$25.11
Granted	58	40.70	1,124	35.56
Exercised	(256)	23.99	(776)	24.30
Cancelled	(45)	31.33	(184)	25.39
End of period	1,949	30.84	2,192	30.05
Rights exercisable at the end of the period	482	$31.34	430	$24.03

(1)Exercise price reflects grant prices less reduction in strike price discussed above.

Non-cash compensation costs of $359,000 ($0.00 per unit) related to the rights issued since January 1, 2003 have been charged to general and administrative expense during the three months ended March 31, 2004 (2003 - $4,000, $0.00 per unit).

The following table outlines the estimated compensation cost associated with the rights issued during 2002 and the pro forma effects on net income and net income per unit, had CICA Handbook section 3870 been applied retroactive to 2002.

	Three months ended March 31,
($ thousands, except per unit amounts)	2004	2003
Net income as reported	$45,166	$94,836
Compensation expense for rights issued in 2002	(818)	(308)
Pro forma net income	$44,348	$94,528
Net income per trust unit – basic
Reported	$0.48	$1.14
Pro forma	$0.47	$1.14
Net income per trust unit – diluted
Reported	$0.47	$1.14
Pro forma	$0.47	$1.14

(c) Trust Unit Option Plan

As at March 31, 2004, 2,000 options pursuant to the Trust Unit Option Plan were outstanding and exercisable. These options are exercisable at a price of $22.90 and expire December 31, 2004.  During the three months ended March 31, 2004, 2,000 options were exercised at a price of $22.90. No new options have been granted under the Trust Unit Option Plan since December 31, 2000 as this plan was superseded by the Rights Plan discussed above.

6.             PROPERTY, PLANT AND EQUIPMENT

($ thousands)	March 31, 2004	December 31, 2003
Property, plant and equipment	$3,617,191	$3,448,126
Accumulated depletion and depreciation	(1,026,476)	(953,608)
Net property, plant and equipment	$2,590,715	$2,494,518

General and administrative costs of $2,038,000 (2003 - $2,914,000) were capitalized for the three months ended March 31, 2004.

7.             CORPORATE ACQUISITIONS

Ice Energy Limited (“Ice Energy”)

On January 7, 2004 the Fund acquired all of the outstanding shares of Ice Energy for $132,184,000.  The excess of the consideration paid over the tax pools of $46,651,000 associated with Ice Energy assets resulted in the recording of goodwill and future taxes of $29,651,000.  Available lines of credit financed the acquisition, which has been accounted for using the purchase method of accounting for business combinations.  Results from operations of Ice Energy subsequent to January 7, 2004 are included in the Fund’s consolidated financial statements.

The estimated allocation to the fair value of the assets acquired and liabilities assumed, plus the future tax cost are summarized as follows:

($ thousands)	March 31, 2004
Property, plant and equipment	$132,184
Goodwill	29,651
Future income taxes	(29,651)
132,184
Working capital deficiency	(11,013)
Net assets acquired	$121,171

8.             FOREIGN EXCHANGE

($ thousands)	Three months ended March 31, 2004	Three months ended March 31, 2003
Unrealized foreign exchange loss on translation of US dollar denominated senior notes	$978	$—
Realized foreign exchange losses	81	177
Foreign exchange loss	$1,059	$177

The US$54,000,000 senior unsecured notes that are exposed to foreign currency fluctuations are translated into Canadian dollars at the exchange rate in effect at the balance sheet date.  Foreign exchange gains and losses are included in the determination of net income for the period.

9.             INCOME TAXES

For the three months ended March 31, 2004, a future income tax recovery of $23,662,000 was recorded in income as compared to a recovery of $2,288,000 for the same period in 2003. Included in the current year recovery is a recovery of $5,700,000 due to a 1% reduction in the Alberta corporate tax rate, substantively enacted as of March 31, 2004.

10.          FINANCIAL INSTRUMENTS

The Fund’s financial instruments presented on the balance sheet consist of cash, accounts receivable, other current assets, current liabilities and long-term debt.

The carrying value of cash, accounts receivable and current liabilities approximate their fair value.  Other current assets are comprised of prepaid expenses and marketable securities. The marketable securities are carried on the balance sheet at the lower of cost and fair value. The fair value of the marketable securities at March 31, 2004 exceeded the cost by $1,452,000. The Fund carried US$54,000,000 of fixed rate debt. In addition, it carried US$175,000,000 of fixed rate debt that was converted to CDN$268,328,000 floating rate debt through a cross-currency swap with a syndicate of financial institutions.  At March 31, 2004 the fair values of the senior unsecured notes were $76,292,000 and $257,020,000 respectively.

These estimated values have been determined based on available market information and appropriate valuation methods.  The actual amounts realized may differ from these estimates.

(a) Credit Risk

Most of the Fund’s accounts receivable relate to oil and natural gas sales and are exposed to typical industry credit risks.  The Fund manages this credit risk by entering into sales contracts with only highly rated entities and reviewing its exposure to single entities on a regular basis.  The Fund is also exposed to certain losses in the event of non-performance by counterparties to derivative financial instruments.  This credit risk is managed by the Fund by selecting financially sound counterparties.

(b) Derivative Financial instruments

The Fund uses certain derivative financial instruments to manage its commodity price, foreign currency and interest rate exposures.  The fair values of these instruments are based on an approximation of the amounts that would have been paid to or received from counterparties to settle the instruments outstanding as at March 31, 2004 with reference to forward prices and market valuations provided by independent sources.

The fair values of derivative financial instruments are as follows:

Interest Rate and Cross Currency Swaps

In addition to the cross currency swap, the Fund has entered into interest rate swaps on $75,000,000 of notional debt at rates varying from 3.74% to 4.70% before banking fees that are expected to range between 0.85% and 1.05%.  These interest rate swaps mature in June 2006.  The fair value of the $75,000,000 interest rate swaps as at March 31, 2004 represents an unrealized cost of $2,871,000.  These swaps have been designated as hedges and accounted for accordingly.

The fair value of the cross currency swap related to the US$175,000,000 senior unsecured notes as at March 31, 2004 represents an unrealized cost of $12,930,000.

Crude Oil Instruments

Enerplus has entered into the following financial contracts to reduce the impact of a downward movement in crude oil prices. The fair value of the financial crude oil contracts that do not qualify for hedge accounting are described in Note 3.  As at March 31, 2004 there were no financial crude oil contracts that qualified for hedge accounting.

The following table summarizes the Fund’s crude oil risk management positions:

	Daily Volumes Bbls/day	WTI US$/bbl
		Sold Call	Purchased Put	Sold Put
Term
Apr. 1, 2004 – Jun. 30, 2004
3-way option	1,500	$28.00	$22.50	$19.60
3-way option	500	$28.00	$22.50	$19.90
Apr. 1, 2004 – Sep. 30, 2004
3-way option	1,500	$29.00	$22.00	$19.25
3-way option	1,500	$30.00	$23.00	$20.00
Apr. 1, 2004 – Dec. 31, 2004
3-way option	1,500	$29.50	$22.00	$20.00
3-way option	1,000	$28.10	$23.00	$20.50
3-way option	1,000	$28.50	$25.00	$22.00
3-way option	1,400	$28.00	$23.00	$19.50
3-way option	1,500	$29.25	$25.00	$22.00
Jul. 1, 2004 – Jun. 30, 2005
3-way option	1,500	$28.00	$24.00	$21.00
Jul. 1, 2004 – Sep. 30, 2005
3-way option	1,500	$29.50	$24.50	$21.50
Oct. 1, 2004 – Sep. 30, 2005
3-way option	1,500	$29.40	$24.50	$21.50
Apr. 1, 2004 – Dec. 31, 2005
3-way option	1,500	$30.00	$27.23	$23.00
Jan. 1, 2005 – Dec. 31, 2005
3-way option	1,500	$30.00	$25.35	$22.00

Natural Gas Instruments

Enerplus has the following physical and financial contracts in place on its natural gas production as described below. The fair value of the financial natural gas contracts that do not qualify for hedge accounting as at March 31, 2004 are described in Note 3.  The fair value of the financial natural gas contracts that qualify for hedge accounting reflects an unrealized cost of $27,666,000 as at March 31, 2004.

The following table summarizes the Fund’s natural gas risk management positions:

		AECO$/Mcf CDN$
	Daily Volumes MMcf/d	Sold Call	Purchased Put	Sold Put	Fixed Price and Swaps	Escalated Price
Term

Apr. 1, 2004 – Jun. 30, 2004
3-way option	9.5	$7.39	$4.75	$3.17	—	—
Apr. 1, 2004 – Sep. 30, 2004
3-way option	9.5	$6.67	$4.75	$3.17	—	—
3-way option	9.5	$7.39	$4.75	$3.69	—	—
Apr. 1, 2004 – Oct. 31, 2004
Swap *	3.8	—	—	—	$2.90	—
Apr. 1, 2004 – Dec. 31, 2004
3-way option	9.5	$7.91	$5.80	$4.22	—	—
3-way option	9.5	$7.72	$5.81	$4.75
Swap *	2.8	—	—	—	$5.51	—
Apr. 1, 2004 – Jun. 30, 2005
3-way option	2.8	$7.12	$5.69	$4.75	—	—
Apr. 1, 2004 – Oct. 31, 2004

		AECO$/Mcf CDN$
	Daily Volumes MMcf/d	Sold Call	Purchased Put	Sold Put	Fixed Price and Swaps	Escalated Price
3-way option(1)	9.5	$6.86	$5.81	$4.75	—	—
Jul. 1, 2004 – Dec. 31, 2005
3-way option	9.5	$6.65	$5.61	$4.75	—	—
Jan. 1, 2005– Dec. 31, 2005
3-way option	9.5	$6.60	$5.65	$4.75	—	—
3-way option	9.5	$6.86	$5.81	$4.75	—	—
Apr. 1, 2004 – Oct. 31, 2006
Swap *	9.5	—	—	—	$5.47	—
Swap *	4.8	—	—	—	$5.25	—
Swap *	4.8	—	—	—	$5.24	—
Swap *	4.8	—	—	—	$5.28	—
2004-2010
Physical	2.0	—	—	—	—	$2.52

*  Financial contracts that qualify as hedges during the first quarter of 2004.

(1) Financial contract entered into during the first quarter of 2004.

Electricity Instrument

The Fund has entered into a swap contract that has fixed the price of electricity on 5MW/hr of Alberta Power Pool consumption at $49.75/MWh from January 1, 2004 to December 31, 2004.  The swap contract has been designated as a hedge and accounted for accordingly.  The fair value of this instrument as at March 31, 2004 reflects an unrealized gain of $140,000.

For further information and a complete copy of the 2004 First Quarter Interim Report, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

This news release contains certain forward-looking statements, which are based on Enerplus’ current internal expectations, estimates, projections, assumptions and beliefs. Some of the forward-looking statements may be identified by words such as “expects”, “anticipates”, “believes”, “projects”, “plans” and similar expressions. These statements are not guarantees of future performance and involve a number of risks and uncertainties. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus’ actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; changes or fluctuations in production levels, commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; changes to legislation, investment eligibility or investment criteria; Enerplus’ ability to comply with current and future environmental or other laws; Enerplus’ success at acquisition, exploitation and development of reserves; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Many of these risks and uncertainties are described in Enerplus’ 2003 Annual Information Form and Enerplus’ Management’s Discussion and Analysis. Readers are also referred to risk factors described in other documents Enerplus files with the Canadian and U.S. securities authorities. Copies of these documents are available without charge from Enerplus. Enerplus disclaims any responsibility to update these forward-looking statements.

Eric P. Tremblay

Senior Vice-President, Capital Markets